March 31, 2016

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mary Beth Breslin and Alla Berenshteyn

RE: Chembio Diagnostics, Inc.
Registration Statement on Form S-3
Filed March 8, 2016
File No. 333-210003

Dear Ms. Breslin and Ms. Berenshteyn:

With respect to the above-referenced Registration Statement on Form S-3 (the "Registration Statement"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Chembio Diagnostics, Inc. (the "Company"), that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the Registration Statement to April 5, 2016, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Commission in meeting the timetable described above is very much appreciated.

Please contact Alan Talesnick or Jamie Jackson of Haynes and Boone, LLP, counsel to the Company, at 720-484-3712 or alan.talesnick@haynesboone.com, or 303-382-6205 or jamie.jackson@haynesboone.com, respectively, with any questions or comments regarding this submission.

Sincerely,

/s/ Richard J. Larkin
Richard J. Larkin
Chief Financial Officer
Chembio Diagnostics, Inc.

cc:        Alan L. Talesnick
Jamie M. Jackson
Haynes and Boone, LLP
1801 Broadway St., Suite 800
Denver, CO 80202

3661 Horse block Road, Medford New York 11763 USA
Tel: (631) 924-1135 Fax: (631) 924-2065 E-Mail: info@chembio.com   Website: www.chembio.com